UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 4, 2020

001-36686

(Commission file number)

Forward Pharma A/S

(Translation of registrant’s name into English)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ]    No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ]    No [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ]    No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 5.07	Submission of Matters to a Vote of Security Holders

The annual general meeting of the shareholders of Forward Pharma A/S (the “Company”) was held on June 4, 2020 at the Company’s offices, Østergade 24A, 1, 1100 Copenhagen K, Denmark (the “Annual Meeting”). DKK 875,245.42 of the Company's share capital and 87,524,542 votes, respectively, were represented at the Annual Meeting. Results of the Annual Meeting were as follows:

•	The board of directors’ report on the Company’s activities in the past financial year was noted by the Annual Meeting.

•	Adoption of the Company’s audited annual report by 87,411,086 votes in favor, and with 1,414 votes against and 112,042 abstentions.

•	Adoption of the proposal to carry forward the result of the accounting year 2019 by 87,409,798 votes in favor, and with 1,904 votes against and 112,840 abstentions.

•	Approval of the discharge of the board of directors and the management board by 87,401,594 votes in favor, 10,150 against and 112,798 abstentions.

•	Election of members to the board of directors:

Re-election of the following members to the board of directors as follows:

•	Florian Schönharting (87,486,630 votes in favor, 0 against and 37,912 abstentions)

•	Duncan Moore (87,487,792 votes in favor, 0 against and 36,750 abstentions)

•	Torsten Goesch (87,487,834 votes in favor, 0 against and 36,708 abstentions)

•	Grant Hellier Lawrence (87,490,466 votes in favor, 0 against and 34,076 abstentions)

•	Jakob Mosegaard Larsen (87,376,002 votes in favor, 0 against and 148,540 abstentions)

•	Re-election of Ernst & Young Godkendt Revisionspartnerselskab as the Company’s independent registered public accounting firm with 87,522,358 votes in favor, 0 against and 2,184 abstentions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2020	Forward Pharma A/S

	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer